-------------------------------------------------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          GST TELECOMMUNICATIONS, INC.
                                (Name of Issuer)

                                 Common Shares
                               Without par value
                         (Title of Class of Securities)

                            -----------------------

                                    36194210
                                 (CUSIP Number)

                        Morgan Stanley Dean Witter & Co.
                             PG Investors II, Inc.
                        Princes Gate Investors II, L.P.
                       (Name of Persons Filing Statement)

                                  David Powers
                        Morgan Stanley Dean Witter & Co.
                           1585 Broadway, 36th Floor
                            New York, New York 10036
                             Tel. No. 212-761-4000

                                with a copy to:

                                Paul R. Kingsley
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 30, 1999
            (Date of Event which Requires Filing of this Statement)

                            -----------------------


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: o

-------------------------------------------------------------------------------

                                 Page 1 of __

                                  SCHEDULE 13D

CUSIP No. ____________                                                          Page _ of __ Pages

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Morgan Stanley Dean Witter & Co.
             363145972
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a)  [ ]
                                                                                        (b)  [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                              [ ]

--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     -0-
                                              ----------------------------------------------------
                                              8      SHARED VOTING POWER

            NUMBER OF SHARES                         6,213,225
         BENEFICIALLY OWNED BY                ----------------------------------------------------
         EACH REPORTING PERSON                9      SOLE DISPOSITIVE POWER
                  WITH
                                                     -0-
                                              ----------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     6,213,225
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,213,225 - See Item 5
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.1%  - See Item 5
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Page 2 of __

                                  SCHEDULE 13D

CUSIP No. ____________                                                          Page _ of __ Pages

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Princess Gate Investors II, L.P.
             133896378
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a)  [ ]
                                                                                        (b)  [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                              [ ]

--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     4,891,422
                                              ----------------------------------------------------
                                              8      SHARED VOTING POWER

            NUMBER OF SHARES                         -0-
         BENEFICIALLY OWNED BY                ----------------------------------------------------
         EACH REPORTING PERSON                9      SOLE DISPOSITIVE POWER
                  WITH
                                                     4,891,422
                                              ----------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,891,422 - See Item 5
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.1%  - See Item 5
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  Page 3 of __

                                  SCHEDULE 13D

CUSIP No. ____________                                                          Page _ of __ Pages

--------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PG Investors II, Inc.
             133896378
--------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a)  [ ]
                                                                                        (b)  [ ]
--------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                              [ ]

--------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER

                                                     1,321,801
                                              ----------------------------------------------------
                                              8      SHARED VOTING POWER

            NUMBER OF SHARES                         4,891,422
         BENEFICIALLY OWNED BY                ----------------------------------------------------
         EACH REPORTING PERSON                9      SOLE DISPOSITIVE POWER
                  WITH
                                                     1,321,801
                                              ----------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     4,891,422
--------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,213,225 - See Item 5
--------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.1%  - See Item 5
--------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Page 4 of __

         Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common shares, without par value (the "Common Stock") of GST Telecommunications, Inc., a Canadian corporation ("GST"). On February 28, 1997, GST issued to several purchasers 500 shares of its Series A Preference Shares (the "Preference Shares"). Until February 28, 2000, the Preference Shares are not convertible into Common Stock pursuant to their terms. Commencing on February 28, 2000, the Preference Shares will become convertible at any time into fully paid and non-assessable shares of Common Stock at a conversion rate (subject to adjustment) equal to 12,426.45 shares of Common Stock per Preference Share, or 6,213,225 shares of Common Stock in the aggregate. See Item 6. The number of shares of Common Stock issuable on conversion of the Preference Shares increases automatically by approximately 5.94% on May 31 and November 30 of each year, up to a maximum of 14,759,197 shares of Common Stock in the aggregate commencing May 31, 2007 and thereafter. This statement is required to be filed due to the fact that the Preference Shares are now convertible into shares of Common Stock within 60 days.

         The principal executive offices of GST are located at 4001 Main Street, Vancouver, Washington 98663.

         Item 2.  Identity and Background.

         The names of the persons filing this statement (collectively, the "Reporting Persons") are: (1) Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter"), (2) PG Investors II, Inc. ("PGI"), and (3) Princes Gate Investors II, L.P. ("Princes Gate").

         The address of the principal business and office of Morgan Stanley Dean Witter, PGI and Princes Gate is 1585 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Morgan Stanley Dean Witter, PGI and Princes Gate is set forth on Schedule A.

         Morgan Stanley Dean Witter is a holding company whose wholly-owned subsidiaries are engaged in the securities, asset management and credit services businesses. PGI is a wholly-owned subsidiary of Morgan Stanley Dean Witter and its principal business is to serve (i) as the general partner of Princes Gate, an investment partnership organized and managed by a subsidiary of Morgan Stanley Dean Witter and the principal business of which is the investment of capital provided by its limited partners and (ii) as the investment manager for certain other investors (the "Investors") that are offered the opportunity to participate in investments made by Princes Gate. The control person of Princes Gate is PGI, its general partner. Each of Morgan Stanley Dean Witter, PGI and Princes Gate is organized under the laws of Delaware.

         Morgan Stanley Dean Witter may be deemed to be the beneficial owner of shares of Common Stock obtainable upon conversion of the Preference Shares held by Princes Gate and the Investors.

         Pursuant to the partnership agreement of Princes Gate, management and control of the partnership and its investments are vested exclusively in PGI, as general partner, and PGI has the authority to dispose of the Preference Shares held by Princes Gate and to vote the shares of Common Stock obtainable on conversion of the Preference Shares. Pursuant to investment management agreements with the Investors on whose behalf PGI has also acquired Preference Shares, the Preference Shares and the shares of Common Stock obtainable upon conversion of the Preference Shares may be disposed of only by PGI or with the consent of PGI, which consent may be withheld or granted in PGI's discretion, and each Investor has granted PGI an irrevocable proxy giving PGI exclusive authority to vote such shares of Common Stock. As a result of these arrangements, PGI may be deemed to be the beneficial owner of all Preference Shares acquired on behalf of Princes Gate and the Investors and of the shares of Common Stock obtainable on conversion of the Preference Shares.

          During the past five (5) years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                                  Page 5 of __

         Item 3.   Source and Amount of Funds or Other Consideration.

         The source of funds for purchases made by PGI on behalf of its clients was: (i) funds of the limited partners of Princes Gate and (ii) Investor funds that are managed by PGI pursuant to the investment management agreements with each Investor. The source of funds used for purchases on behalf of Princes Gate was funds of the limited partners.

         Item 4. Purpose of Transaction.

         Princes Gate and PGI acquired the Preference Shares on behalf of the limited partners in Princes Gate and the Investors for investment purposes in the ordinary course of business as investment manager for these clients and not for the purpose of acquiring control of GST. The Reporting Persons intend to review from time to time GST's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock to be obtained upon conversion in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the Reporting Persons have no plan or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of item 4 of Schedule 13D.

         Item 5.  Interest in Securities of the Issuer.

         (a) At the close of business on December 30, 1999, and subject to the conversion features of the Preference Shares, Morgan Stanley Dean Witter may acquire upon conversion and, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owns, 6,213,225 shares of Common Stock, representing approximately 14.1% of the outstanding shares of Common Stock.

               PGI may acquire upon conversion and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, 6,213,225 shares of Common Stock, representing approximately 14.1% of the outstanding shares of Common Stock.

               Princes Gate may acquire upon conversion and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, 4,891,422 shares of Common Stock, representing approximately 11.1% of the outstanding shares of Common Stock.

               Except as set forth in this Item 5(a), neither the Reporting Persons, nor any other person controlling the Reporting Persons beneficially owns any shares of Common Stock.

          (b) Morgan Stanley Dean Witter does not have sole power to vote or dispose of any shares of Common Stock. Morgan Stanley Dean Witter has shared power to vote and to dispose of 6,213,225 shares of Common Stock obtainable upon conversion of the Preference Shares as a result of its ownership of PGI.

               PGI has sole power to vote and dispose of 1,321,801 shares of Common Stock held on behalf of the Investors and shared voting and dispositive power with respect to 4,891,422 shares of Common Stock obtainable upon conversion of the Preference Shares held by Princes Gate.

               Princes Gate, acting through its general partner PGI, has sole power to vote and to dispose of 4,891,422 shares of Common Stock obtainable upon conversion of the Preference Shares.

          (c) No transactions in the Common Stock have been effected since October 31, 1999 by any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A attached hereto.

          (d)  Inapplicable.

          (e)  Inapplicable.

                                  Page 6 of __

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Purchase. Pursuant to a Securities Purchase Agreement dated as of February 28, 1997 (the "Purchase Agreement"), GST issued and sold in a private placement 500 shares of its Preference Shares for an aggregate purchase price of $48,750,000 to several purchasers, consisting of Princes Gate and the Investors, acting through special purpose vehicles organized under the laws of Barbados and formed for the purpose of the transaction.

         Conversion Feature. The Preference Shares can be converted, in whole or in part, into a variable number of shares of Common Stock at the option of the holder at any time on or after February 28, 2000. The number of shares of Common Stock deliverable upon conversion depends upon the date on which the holder exercises its right to convert and is further subject to adjustment from time to time pursuant to anti-dilution provisions. The Preference Shares will be mandatorily converted into shares of Common Stock if at any time after February 28, 2000 the closing price of the Common Stock for 30 consecutive trading days is greater than $15.925, as adjusted from time to time pursuant to anti-dilution provisions. In the event of mandatory conversion, the holder will receive a number of shares of Common Stock equal to the number of shares of Common Stock that the holder would have received had it elected to convert its Preference Shares on such date. If either optional or mandatory conversion occurs on or after February 28, 2000 but prior to May 31, 2000 (and assuming that no anti-dilution event has occurred), GST would deliver an aggregate number of 6,213,225 shares of Common Stock to the holders of its 500 Preference Shares. The number of shares of Common Stock issuable on conversion of the Preference Shares increases automatically by approximately 5.94% on May 31 and November 30 of each year, up to a maximum of 14,759,197 shares of Common Stock in the aggregate commencing May 31, 2007 and thereafter.

         Holders of the Preference Shares are granted special conversion rights in the event that there is a change in control in GST. If a change of control occurs on or prior to February 28, 2002, holders have the option to convert, in whole only, each of their Preference Shares into a number of shares of Common Stock equal to the greater of: (i) a fixed number of shares depending upon the date on which the change of control occurs, as such number may be adjusted from time to time pursuant to anti-dilution provisions, and (ii) a number of shares equal to (a) a fixed amount of money that each holder would have received for its Preference Shares had GST been liquidated on such date (the "Liquidation Preference") divided by (b) 95% of the change of control value ascribed to shares of Common Stock. If a change of control occurs after February 28, 2002, Holders may elect to redeem, in whole only, their Preference Shares for a cash amount equal to 101% of the Liquidation Preference; provided that if GST is prohibited from paying such redemption price in cash, holders may convert their Preference Shares into a number of shares of Common Stock equal to (i) 101% of the Liquidation Preference divided by (ii) 95% of the change of control value ascribed to shares of Common Stock

         Registration Rights. Pursuant to a Securityholders Agreement dated as of February 28, 1997 (the "Securityholders Agreement"), holders of Preference Shares have certain rights with respect to the registration by GST under the Securities Act of 1933, as amended (the "Securities Act") of shares of Common Stock issued or issuable upon conversion which have not already been disposed of pursuant to an effective registration statement ("Registrable Securities").

         The Securityholders Agreement provides for two forms of demand registration. First, the holders of a majority of the outstanding Registrable Shares may require at any time that GST register their Registrable Securities. Second, any holder at any time may require GST to use its best efforts to file a "shelf" registration statement ("Shelf Registration") with respect to the Registrable Securities pursuant to Rule 415 under the Securities Act and to keep such Shelf Registration effective until the holders no longer hold any Registrable Securities. GST is not required to effect more than one demand registration in any six-month period and each demand registration must cover the sale of at least 1,000,000 shares (or, if less, the number of Registrable Securities of all holders) or the gross proceeds expected to be received from such proposed sale must be at least $10,000,000.

         In addition to these demand registration rights, the Securityholders Agreement provides for piggy-back registration rights. A holder may require that GST register the holder's Registrable Shares if GST proposes to register under the Securities Act any of GST's shares (whether or not of the same class) for GST's own account or for the account of any holders of GST's securities.

                                  Page 7 of __

         Both GST and the holders will be subject to customary 90-day underwriters' lock-up agreements following any public offering of any equity security.

         Whenever GST is required to effect the registration of Registrable Securities, GST generally must use its best efforts to effect the registration as quickly as possible. The expenses associated with any registration will be borne by GST.

         The Preference Shares provide that the vote of the holders of a majority of the outstanding Preference Shares, voting as a separate class, is necessary to: (i) authorize or increase the number or amount of authorized parity shares (including Preference Shares), senior debt or junior securities with an earlier redemption date than the Preference Shares; (ii) authorize an amendment to the Articles of Incorporation (a) decreasing the Liquidation Preference of the Preference Shares, (b) granting voting rights to debt holders or (c) otherwise adversely affecting the preferences, rights or powers of the Preference Shares; or (iii) effect a voluntary liquidation or dissolution of GST, the sale of all or substantially all of GST's assets, or the merger, consolidation or recapitalization of GST unless (a) the corporation surviving such merger or consolidation or to which GST's assets are sold is a Canadian or United States corporation, (b) the Preference Shares are converted into or exchanged for shares of such successor corporation having the same powers, preferences, and rights of the Preference Shares and (c) such transaction complies with certain covenants contained in the indenture governing the 13 7/8% Senior Discount Notes due 2005 of GST USA, Inc.

         So long as any Preference Shares remain outstanding, the holders of a majority of the outstanding Preference Shares are entitled to elect one director to serve on the Board of Directors of GST. The person currently serving as such director is Mr. Joseph G. Fogg, III, who is an advisory director of Morgan Stanley Dean Witter and the chairman of the investment committee for Princes Gate.

         At the time that no Preference Shares remain outstanding, GST will nominate for election as a director a person chosen by the holders of a majority of the shares of Common Stock issued upon conversion of the Preference Shares (other than such shares held by GST), include such person on the slate of directors proposed by GST for election and appoint such person as a director until the next annual meeting for election; provided that GST is under no obligation to perform any of the foregoing at the time, if any, that the parties to the Securityholders Agreement (other than GST) hold fewer than 5% of the aggregate shares of Common Stock issued upon conversion of the Preference Shares.

         Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of GST, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Securityholders Agreement dated as of February 28, 1997, between GST Telecommunications, Inc. and Ocean Horizon SRL.



                                  Page 8 of __

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 30, 1999

                                  MORGAN STANLEY DEAN WITTER & CO.


                                  By: /s/ Peter Vogelsang
                                     --------------------------------
                                     Name: Peter Vogelsang
                                     Title: Authorized Signatory


                                  Page 9 of __

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 30, 1999

                                  PG INVESTORS II, INC.


                                  By: /s/ Thomas A. Clayton
                                     --------------------------------
                                     Name: Thomas A. Clayton
                                     Title: Vice President


                                  Page 10 of __

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 30, 1999

                                  PRINCES GATE INVESTORS II, L.P.

                                  By   PG INVESTORS II, INC., as General Partner


                                  By: /s/ Thomas A. Clayton
                                     --------------------------------
                                     Name: Thomas A. Clayton
                                     Title: Vice President


                                  Page 11 of __

                                                                     SCHEDULE A




                        Directors and Executive Officers
                                       of
                        Morgan Stanley Dean Witter & Co.



The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter") are set forth below. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley Dean Witter. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                                Present Principal Occupation Including Name and
                                                              Addrress(1) of Employer
-----------------------------------------  ----------------------------------------------------------
Directors
Philip Purcell........................................ Chairman and Chief Executive Officer
John J. Mack.......................................... President and Chief Operating Officer
Robert P. Bauman...................................... Director
Edward A. Brennan..................................... Director
Diana D. Brooks....................................... Director
Daniel B. Burke....................................... Director
Laura D'Andrea Tyson.................................  Director
C. Robert Kidder.....................................  Director
Charles F. Knight..................................... Director
Miles L. Marsh........................................ Director
Michael A. Miles...................................... Director
Allen E. Murray....................................... Director
Clarence B. Rogers, Jr................................ Director


                                           Present Principal Occupation Including Name and Address(2) of
                                                                       Employer
-----------------------------------------  -------------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Richard M. DeMartini................................. International Private Client Group
Kenneth M. deRegt.................................... Institutional Fixed Income
James F. Higgins..................................... Individual Securities
Peter F. Karches..................................... Institutional Securities
Donald G. Kempf, Jr.................................. Chief Legal Officer, General Counsel and Secretary
Mitchell M. Merin.................................... Asset Management
David W. Nelms....................................... Discover Financial Services
Stephan F. Newhouse.................................. Institutional Securities
Vikram S. Pandit..................................... Institutional Equities
Joseph R. Perella.................................... Investment Banking



                                 Page 12 of __





John H. Schaefer..................................... Executive Vice President, Chief Strategic and Administrative Officer
Robert G. Scott...................................... Executive Vice President and  Chief Financial Officer
Sir David A. Walker(3)............................... Morgan Stanley International Incorporated

--------------
1. Same address as director's or officer's business address except where indicated.
2. Same address as director's or officer's business address except where indicated.
3.  Citizen of the United Kingdom.

                                 Page 13 of __

                        Directors and Executive Officers
                                       of
                             PG Investors II, Inc.


The name, business address, title, present principal occupation or employment of each of the directors and executive officers of PG Investors II, Inc. ("PGI") are set forth below. PGI is the general partner of Princes Gate Investors II, L.P. ("Princes Gate"). Princes Gate has no officers and directors separated from the officers and directors of PGI, its general partner. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter & Co. at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to PGI. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                                Present Principal Occupation Including Name and
                                                              Addrress(1) of Employer
-----------------------------------------  ----------------------------------------------------------
Directors
Tarek F. Abdel-Meguid................................. Director
Joseph G. Fogg, III................................... Director
Stephen R. Munger..................................... Director
Gary W. Parr.......................................... Director


                                           Present Principal Occupation Including Name and Address(2) of
                                                                       Employer
-----------------------------------------  -------------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Gian Andrea Botta.................................... President
Debra M. Aaron....................................... Vice President
Pietro Cinquegrana................................... Vice President
Thomas A. Clayton     ............................... Vice President
Gavin L. MacDonald................................... Vice President
Louis A. Palladino, Jr. ............................. Vice President
David R. Powers...................................... Vice President
Bruce R. Sandberg.................................... Vice President
James M. Wilmott..................................... Vice President
Alexander C. Frank................................... Treasurer
Martin M. Cohen...................................... Secretary
Charlene R. Herzer................................... Assistant Secretary
Susan M. Krause...................................... Assistant Secretary

--------------
1.  Same address as director's or officer's business address except where indicated.
2.  Same address as director's or officer's business address except where indicated.

                                 Page 14 of __

                                                                      EXHIBIT 1

                                                               [EXECUTION COPY]



                            SECURITYHOLDERS AGREEMENT

                         dated as of February 28, 1997

                                    between

                          GST TELECOMMUNICATIONS, INC.

                                      and

                               OCEAN HORIZON SRL

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                   ARTICLE I

                                  DEFINITIONS

SECTION 1.1     Definitions..................................................1


                                   ARTICLE II

                          RIGHTS AND OBLIGATIONS WITH
                              RESPECT TO TRANSFER

SECTION 2.1     Restrictive Legend...........................................5


                                  ARTICLE III

                              REGISTRATION RIGHTS

SECTION 3.1     Demand Registration..........................................5
SECTION 3.2     Piggy-Back Registration......................................6
SECTION 3.3     Reduction of Offering........................................6
SECTION 3.4     Registration Procedures......................................7
SECTION 3.5     Shelf Registration..........................................10
SECTION 3.6     Registration Expenses.......................................10
SECTION 3.7     Indemnification by the Issuer...............................10
SECTION 3.8     Indemnification by Selling Holders..........................11
SECTION 3.9     Conduct of Indemnification Proceedings......................11
SECTION 3.10    Contribution................................................12
SECTION 3.11    Participation in Underwritten Registrations.................13
SECTION 3.12    Rule 144....................................................14
SECTION 3.13    Holdback Agreements.........................................14
SECTION 3.14    Transfer of Registration Rights.............................15

                                                                           Page
                                                                           ----

                                   ARTICLE IV

                                   COVENANTS

SECTION 4.1     Information.................................................15
SECTION 4.2     Prohibited Issuance of Additional Series A
                    Preference Shares.......................................16
SECTION 4.3     Director Nomination.........................................16
SECTION 4.4     Indemnity...................................................16


                                   ARTICLE V

                                 MISCELLANEOUS

SECTION 5.1     Headings....................................................20
SECTION 5.2     No Inconsistent Agreements..................................20
SECTION 5.3     Frustration of Purpose......................................20
SECTION 5.4     Entire Agreement............................................20
SECTION 5.5     Notices.....................................................21
SECTION 5.6     Applicable Law..............................................21
SECTION 5.7     Severability................................................21
SECTION 5.8     Termination.................................................21
SECTION 5.9     Successors, Assigns, Transferees............................21
SECTION 5.10    Amendments; Waivers.........................................22
SECTION 5.11    Counterparts; Effectiveness.................................22
SECTION 5.12    Recapitalization, etc.......................................22
SECTION 5.13    Remedies....................................................22
SECTION 5.14    Certain Transactions........................................22
SECTION 5.15    Consent to Jurisdiction.....................................23


EXHIBIT A  -  Form of Management Reporting Package

                           SECURITYHOLDERS AGREEMENT


          SECURITYHOLDERS AGREEMENT dated as of February 28, 1997 between GST Telecommunications, Inc., a federally chartered Canadian corporation ("Issuer"), and Ocean Horizon SRL, a society with restricted liability formed under the laws of Barbados (the "Purchaser").

          WHEREAS, the Issuer and the Purchaser have entered into the Securities Purchase Agreement (as defined below) pursuant to which the Purchaser has agreed to purchase Series A Preference Shares (as defined below) in accordance with the terms thereof.

          NOW THEREFORE, the parties hereto agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

          SECTION 1.1. Definitions. (a) The following terms, as used herein, have the following meanings:

          "Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, "control" (including, with correlative meaning, the terms "controlling", "controlled by" and "under common control with"), means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Articles" means the Articles of Incorporation of the Issuer in the form attached as Exhibit D to the Securities Purchase Agreement as amended by the Amendment to Articles in the form attached as Exhibit E to the Securities Purchase Agreement.

          "Board of Directors" means the Board of Directors of the Issuer.

          "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to close.

          "Closing Date" means the date of the closing of the purchase of Series A Preference Shares pursuant to the Securities Purchase Agreement.

          "Commission" means the Securities and Exchange Commission and any successor agency having similar powers.

          "Common Shares" means the Common Shares, no par value, of the Issuer.

          "Equity Securities" means the Series A Preference Shares and the Series A Common Shares.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

          "Holder" means any registered holder of Equity Securities.

          "Person" means an individual, partnership, corporation, trust, joint shares company, association, joint venture, society with restricted liability or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "Purchaser" has the meaning set forth in the first paragraph of this Agreement.

          "Registrable Securities" means any Series A Common Shares whether or not such shares have been issued at the time a registration request is made under Section 3.1, 3.2 or 3.5; provided that such securities shall cease to be Registrable Securities when a registration statement relating to such securities shall have been declared effective by the Commission and such securities shall have been disposed of pursuant to such effective registration statement.

          "Registration Expenses" means all (i) registration and filing fees,
(ii) fees and expenses of compliance with all state or provincial securities or blue sky laws (including reasonable fees and disbursements of a qualified independent underwriter, if any, counsel in connection therewith and the reasonable fees and disbursements of counsel in connection with such qualifications of the Registrable Securities), (iii) printing expenses, (iv) internal expenses of the Issuer (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Issuer, (vi) customary fees and expenses for independent certified public accountants retained by the Issuer (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters), (vii) fees and expenses of any special experts retained by the Issuer in connection with such registration, (viii) fees and expenses of listing the Registrable Securities on all securities exchanges on which the shares of Common Shares are listed or on the NASDAQ National Market System, (ix) reasonable fees and expenses of the Underwriter (excluding discounts or commissions relating to the distribution of the Registrable Securities) and (x) out-of-pocket expenses of the Issuer.

          "Rule 144" means Rule 144 under the Securities Act, as such rule may be amended from time to time.

          "Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

          "Securities Purchase Agreement" means the Securities Purchase Agreement dated as of the date hereof by and among the Issuer and the Purchaser.

          "Selling Holder" means a Holder who proposes to Transfer Registrable Securities pursuant to Article III.

          "Series A Common Shares" means the Common Shares issued or issuable upon conversion of the Series A Preference Shares, any Common Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, in exchange for, or in replacement of, such Common Shares and any other interest in the Issuer that has been or may be acquired upon the conversion of the Series A Preference Shares and Common Shares issuable pursuant to Section 4.4 hereof.

          "Series A Preference Shares" means the Series A Preference Shares, no par value, of the Issuer, having the rights and privileges set forth in the Articles.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the shares or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

          "Transfer" means any transfer, in whole or in part, by sale, pledge, assignment, grant or other means.

          "Underwriter" means a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities and not as part of such dealer's market-making activities.

          "Voting Securities" means any class or series of shares and any bond, debenture or other obligation of the Issuer having the right to vote generally on matters voted on by the shareholders of the Issuer.

          (b) Each of the following terms is defined in the Section opposite such term:

          Term                                       Section

          Demand Registrant                            3.1
          Demand Registration                          3.1
          Effective Date                              6.12
          Indemnified Party                            3.8
          Indemnifying Party                           3.8
          Piggy-Back Registration                      3.2
          Princes Gate Nominee                         4.1
          Registration Request                         3.1
          Shelf Registration                           3.5


                                   ARTICLE II

                          RIGHTS AND OBLIGATIONS WITH
                              RESPECT TO TRANSFER

          SECTION 2.1. Restrictive Legend. (a) For so long as this Agreement remains in effect, each certificate representing an Equity Security (other than the Series A Common Shares) owned by any Holder or a subsequent transferee shall (unless otherwise permitted by the provisions of Section 2.1(b) or required by the Articles) include a legend in substantially the following form:

         THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT, THE RULES AND REGULATIONS PROMULGATED THEREUNDER AND ANY APPLICABLE STATE SECURITIES LAWS.

         THE SECURITY REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A SECURITYHOLDERS AGREEMENT DATED AS OF FEBRUARY 28, 1997 THAT FIXES CERTAIN RIGHTS AND OBLIGATIONS OF THE COMPANY AND THE HOLDER OF THIS SECURITY. A COPY OF THE AGREEMENT IS ON FILE AT THE COMPANY'S PRINCIPAL OFFICE.

          (b) Any Holder or transferee of an Equity Security may, upon providing evidence reasonably satisfactory to the Issuer that such Equity Security either is not a "restricted security" (as defined in Rule 144) or may be sold pursuant to Rule 144(k), exchange the certificate representing such Equity Security for a new certificate that does not bear the legend set forth in Section 2.1(a).


                                  ARTICLE III

                              REGISTRATION RIGHTS

          SECTION 3.1. Demand Registration. (a) Request for Registration. At any time after the date hereof for so long as any Holder owns or has a right to acquire any Registrable Securities, the holders of a majority of the outstanding Registrable Securities (determined on a fully diluted basis assuming the conversion of all the Series A Preference Shares then outstanding) (collectively, the "Holders") may make a written request (the "Registration Request") for registration (a "Demand Registration") under the Securities Act of Registrable Securities; provided that a Registration Request made solely to register Registrable Securities to be received upon an anticipated Mandatory Conversion, may only be made on or after the date which is 90 (ninety) days prior to the third anniversary of the Issue Date. The Registration Request will specify the number and class of Registrable Securities proposed to be sold and will also specify the intended method of disposition thereof; provided that each Registration Request must be for an offering of at least 1,000,000 shares (or, if less, the number of Registrable Securities of all Holders) or where the gross proceeds of the proposed offering are expected to be at least $10,000,000, provided further that the Issuer shall not be obligated to effect more than one Demand Registration in any six-month period.

          (b) Effective Registration. A registration requested pursuant to this
Section 3.1 shall not be deemed to be effected (i) if a registration statement with respect thereto shall not have become effective, (ii) if, after it has become effective, such registration is interfered with for any reason by any stop order, injunction or other order or requirement of the Commission or any other governmental agency or any court, and the result of such interference is to prevent the Holder from disposing of the Registrable Securities to be sold thereunder in accordance with the intended methods of disposition or (iii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with any underwritten registration shall not be satisfied or waived with the consent of the Issuer, the Holder or the Underwriter, as applicable.

          (c) Underwriting. If the Demand Registrant so elects, the offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an underwritten offering. The Demand Registrant shall select the book-running lead

Underwriter and any additional investment bankers and managers in connection with the offering, each of which shall be reasonably satisfactory to the Issuer.

          SECTION 3.2. Piggy-Back Registration. If the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of its equity securities (i) for its own account (other than a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the Commission)) or (ii) for the account of any holders of its securities, then the Issuer shall give written notice of such proposed filing to the Holders as soon as practicable (but in any event not less than 20 days before the anticipated filing date), and such notice shall offer the Holders the opportunity to register such number of shares of Registrable Securities that are then eligible for registration. If any Holder wishes to register securities of the same class or series as the Issuer or such holder, such registration shall be on the same terms and conditions as the registration of the Issuer or such holders' securities (a "Piggy-Back Registration"). If the Piggy Back Registration is of a different class, then the Issuer shall have the option of effecting a concurrent registration statement.

          SECTION 3.3. Reduction of Offering. Notwithstanding anything contained in any other Section herein, if the lead Underwriter of an offering described in
Section 3.1 or 3.2 delivers a written opinion to the Issuer that the success of such offering would be materially and adversely affected by inclusion of all the securities of each class requested to be included, then the Issuer may, upon written notice to the Holders, reduce (if and to the extent stated by such Underwriter to be necessary to eliminate such effect) the number of the securities of each class requested to be registered so that the resultant aggregate number of the securities of each class requested to be registered that will be included in such registration shall be equal to the numbers of the securities of each class stated in such Underwriter's letter; provided, however, that (i) priority in a registration initiated by a holder exercising a contractual right to demand such registration shall be (a) first securities offered for the account of such holder, and (b) second, pro rata among any other securities of the Issuer requested to be registered pursuant to a contractual right of registration and securities offered for the account of the Issuer and
(ii) priority in a registration initiated pursuant to Section 3.2 hereof shall be (a) first, securities offered for the account of the Issuer, and (b) second, pro rata among other securities of the Issuer requested to be registered pursuant to a contractual right of registration.

          SECTION 3.4. Registration Procedures. Whenever the Issuer is required to effect the registration of Registrable Securities pursuant to Section 3.1 hereof, the Issuer will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such Registration Request or a registration request pursuant to Section 3.5:

               (a) The Issuer will as expeditiously as possible prepare and file with the Commission a registration statement on any form for which the Issuer then qualifies or which counsel for the Issuer shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its best efforts to cause such filed registration statement to become and remain effective for a period of not less than 180 days; provided that if the Issuer shall furnish to the Demand Registrant a certificate signed by either its Chairman, President, or Vice-President within 5 (five) days of Issuer's receipt of a Registration Request stating that in his good faith judgment it would materially adversely affect the Issuer or its shareholders for such a registration statement to be filed as expeditiously as possible, the Issuer shall have a period of not more than 90 days within which to file such registration statement measured from the date of receipt of the Registration Request in accordance with Section 3.1.

               (b) The Issuer will, if requested, prior to filing a registration statement or prospectus or any amendment or supplement thereto, furnish to the Demand Registrant and each Underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as the Demand Registrant or such Underwriter may reasonably request in order to facilitate the sale of the Registrable Securities.

               (c) After the filing of the registration statement, the Issuer will promptly notify the Demand Registrant of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

               (d) The Issuer will use its best efforts to (i) register or qualify the Registrable Securities under such other securities or blue sky laws of such jurisdictions in the United States as the Demand Registrant reasonably requests, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable the Demand Registrant to consummate the disposition in such jurisdictions of the securities owned by the Demand Registrant and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Issuer, to enable the Demand Registrant to consummate the disposition of such Registrable Securities; provided, that the Issuer will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (d), (ii) subject itself to taxation in any such jurisdiction other than taxation arising with respect to the registration of securities or (iii) consent to general service of process in any such jurisdiction.

               (e) The Issuer will use its best efforts to qualify the Registrable Securities for distribution to the public under such securities laws of the provinces of Canada as the Demand Registrant reasonably requests, to keep such qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary (including preparation of a prospectus meeting applicable provincial securities requirements ("Provincial Securities Laws") or advisable or required by law to enable the Demand Registrant to consummate the distribution of the Registerable Securities in such provinces; provided, that the Issuer will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction other than taxation arising with respect to the registration of securities or (iii) consent to general service of process in any such jurisdiction.

               (f) At any time when a prospectus relating to the sale of Registrable Securities is required to be delivered under the Securities Act or Provincial Securities Laws, the Issuer will immediately notify the Demand Registrant of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the Purchaser of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly make available to the Demand Registrant and the Underwriters any such supplement or amendment. The Demand Registrant agrees that, upon receipt of any notice from the Issuer of the happening of any event of the kind described in the preceding sentence, the Demand Registrant will forthwith discontinue the offer and sale of Registrable Securities pursuant to the registration statement covering such Registrable Securities until receipt of the copies of such supplemented or amended prospectus and, if so directed by the Issuer, the Demand Registrant will deliver to the Issuer all copies, other than permanent file copies then in the possession of the Demand Registrant, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Issuer shall give such notice, the Issuer shall extend the period during which such registration statement or qualification, as the case may be, shall be maintained effective as provided in Sections 3.4(a) or (c) hereof by the number of days during the period from and including the date of the giving of such notice to the date when the Issuer shall make available to the Demand Registrant such supplemented or amended prospectus.

               (g) At any time when a prospectus relating to the sale of Registrable Securities is required to be delivered pursuant to the federal or provincial securities laws of Canada, the Issuer shall prepare a prospectus which complies with the securities laws of each Canadian province in which Registrable Securities are to be offered for sale, and as delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

               (h) The Issuer will enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

               (i) The Issuer will furnish to the Demand Registrant and to each Underwriter, if any, a signed counterpart, addressed to the Demand Registrant or such Underwriter, of (i) an opinion or opinions of counsel to the Issuer and (ii) a comfort letter or comfort letters from the Issuer's independent public accountants, each in customary form and covering such matters as are customarily covered by opinions and comfort letters, as the Demand Registrant or the lead Underwriter therefor reasonably requests.

               (j) The Issuer will otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

               (k) The Issuer will provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement.

               (l) The Issuer will use its best efforts (i) to cause all such Registrable Securities covered by such registration statement to be listed on any national securities exchange (if such Registrable Securities are not already listed), and on each other securities exchange in the United States and Canada, on which similar securities issued by the Issuer are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange; or (ii) to secure the designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities, in each case if the Registrable Securities so qualify, and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the National Association of Securities Dealers, in the case of each action referred to in this clause (ii) if requested by the Holder or by the lead Underwriter.

               (m) Without limiting the foregoing, if and whenever the Issuer is required to use its best efforts to effect the registration of any Registrable Securities pursuant to Section 3.1 or 3.5, the Issuer will be required to provide all customary and reasonably necessary assistance in connection with the Underwriter's due diligence investigation and the registration and marketing of such Registrable Securities, including making its management available to assist in the preparation of marketing materials and for roadshow presentations.

          SECTION 3.5. Shelf Registration. Upon the request of any Holder at any time after the date hereof, the Issuer will use its best efforts to file a "shelf" registration statement (the "Shelf Registration") with respect to the Registrable Securities on an appropriate form pursuant to Rule 415 (or any similar provision that may be adopted by the Commission) under the Securities Act and to cause such Shelf Registration to become effective and to keep such Shelf Registration in effect until the Holders shall no longer hold any Registrable Securities; provided that each such request must be for at least 1,000,000 shares (or, if less, the number of Registrable Securities of all Holders) or where the gross proceeds of an offering would be expected to be at least $10,000,000. Any offer or sale of Registrable Securities pursuant to the Shelf Registration in an underwritten public offering shall be deemed to be a Demand Registration subject to the provisions of Sections 3.1, 3.3 and 3.13 hereof.

          SECTION 3.6. Registration Expenses. Registration Expenses incurred in connection with any registration made or requested to be made pursuant to this
Article III will be borne by the Issuer, whether or not any such registration statement becomes effective, to the extent permitted by applicable law.

          SECTION 3.7. Indemnification by the Issuer. To the extent permitted by applicable law, the Issuer agrees to indemnify and hold harmless each Selling Holder, its officers, directors and agents, and each Person, if any, who controls each such Selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and expenses caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Issuer shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Issuer by or on behalf of any such Selling Holder expressly for use therein. The Issuer also agrees, to the extent permitted by applicable law, to indemnify any Underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters on substantially the same basis as that of the indemnification of the Selling Holders provided in this Section 3.7.

          SECTION 3.8. Indemnification by Selling Holders. To the extent permitted by applicable law, each Selling Holder agrees, severally but not jointly, to indemnify and hold harmless the Issuer, its officers, directors and agents and each Person, if any, who controls the Issuer within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from the Issuer to such Selling Holder, but only with reference to information related to such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus. Each Selling Holder also agrees, to the extent permitted by applicable law, to indemnify and hold harmless Underwriters of the Registrable Securities, their officers and directors and each Person who controls such Underwriters on substantially the same basis as that of the indemnification of the Issuer provided in this Section 3.8.

          SECTION 3.9. Conduct of Indemnification Proceedings. In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to
Section 3.7 or 3.8, such Person (the "Indemnified Party") shall promptly notify the Person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party upon request of the Indemnified Party shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to the proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the third sentence of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 Business Days after receipt by such Indemnifying Party of the aforesaid request and (ii) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding and
(y) provides that such Indemnified Party does not admit any fault or guilt with respect to the subject matter of such proceeding.

          SECTION 3.10. Contribution. (a) If the indemnification provided for herein is for any reason unavailable to the Indemnified Parties in respect of any losses, claims, damages or liabilities referred to herein, then each such Indemnifying Party, to the extent permitted by applicable law, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) as between the Issuer and any Selling Holder on the one hand and the Underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Issuer and such Selling Holder on the one hand and the Underwriters on the other from the offering of the securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Issuer and such Selling Holder on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations and (ii) as between the Issuer on the one hand and any Selling Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Issuer and of such Selling Holder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and any Selling Holder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Issuer and such Selling Holder bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the prospectus. The relative fault of the Issuer and any Selling Holder on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer and such Selling Holder or by the Underwriters. The relative fault of the Issuer on the one hand and any Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          (b) The Issuer and each Selling Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 3.10, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Selling Holder were offered to the public (less underwriters' discounts and commissions) exceeds the amount of any damages which such Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          SECTION 3.11. Participation in Underwritten Registrations. No Person may participate in any underwritten registration hereunder unless such Person
(a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights.

          SECTION 3.12. Rule 144. The Issuer covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act and will take such further action as the Selling Holders shall reasonably request, all to the extent required from time to time to enable the Selling Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule is amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of the Agent, the Issuer will deliver to the Agent a written statement as to whether it has complied with such requirements.

          SECTION 3.13. Holdback Agreements. (a) Restrictions on Public Sale by Holder of Registrable Securities. If and to the extent requested by the Issuer, in the case of a non-underwritten public offering, and if and to the extent requested by the lead Underwriter or Underwriters, in the case of an underwritten public offering, the Holders agree not to effect, except as part of such registration or a concurrent registration, any public sale or distribution of the issue being registered or a similar security of the Issuer, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144, during the 10 days prior to, and during such period that the Issuer (in the case of a non-underwritten public offering) or the lead Underwriter (in the case of an underwritten public offering) may reasonably request, but in no event longer than 90 days, beginning on, the effective date of such registration statement.

          (b) Restrictions on Public Sale by the Issuer. The Issuer agrees (i) not to effect any public sale or distribution of any securities similar to those being registered in accordance with Section 3.1 or Section 3.2 hereof, or any securities convertible into or exchangeable or exercisable for such securities, during the 10 days prior to, and during such period as the lead Underwriter may reasonably request, but in no event longer than 90 days, beginning on, the effective date of any registration statement (except as part of such registration statement and except pursuant to registrations on Form S-4 or S-8 or any successor or similar form thereto or pursuant to an unregistered offering to employees of the Issuer or its Subsidiaries pursuant to an employee benefit plan as defined in Rule 405 of Regulation C of the Securities Act) or the commencement of a public distribution of Registrable Securities, (ii) that any agreement entered into after the date of this Agreement pursuant to which the Issuer issues or agrees to issue any privately placed securities shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in (i) above, in each case including a sale pursuant to Rule 144 (except as part of any such registration, if permitted); provided, however, that the provisions of this paragraph (b) shall not prevent the exercise, conversion or exchange of any securities pursuant to their terms into or for other securities, (iii) the Issuer will enforce such "holdback" or "lock-up" agreements described in (ii) above and any other "holdback" or "lock-up" agreements the Issuer is party to from time to time in connection with an underwritten offering under Section 3.1 or 3.2 and
(iv) to use its commercially reasonable best efforts to obtain "holdback" or "lock-up" agreements from other holders of the Issuer's common shares to the extent reasonably requested by the holders requesting such underwritten offering; provided that the Issuer shall have no obligation to pay any amount to obtain such agreements.

          SECTION 3.14. Transfer of Registration Rights. The rights of each Holder under this Article III are transferable to each transferee of such Holder to whom the transferor assigns its rights.

                                   ARTICLE IV

                                   COVENANTS

          SECTION 4.1. Information. So long as any of the Series A Preference Shares remain outstanding, the Issuer shall deliver to the Purchaser (provided that the Purchaser agrees not to distribute such information to other Persons other than by way of a summary thereof, without the consent of the Issuer, such consent not to be unreasonably withheld or delayed):

          (a) as soon as practicable and in any event no later than thirty (30) days after the end of each fiscal month of the Issuer, the GST
Telecommunications, Inc. Management Reporting Package, substantially in the form set forth in Exhibit A hereto.

          (b) promptly upon receipt thereof, copies of all reports submitted to the Issuer by independent public accountants in connection with each annual, interim or special audit of the Issuer's financial statements made by such accountant, including, without limitation, the comment letter submitted by such accountants to management in connection with their annual audit;

          (c) promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available generally by the Issuer to its securityholders or by any Subsidiary of the Issuer to its securityholders other than the Issuer or another Subsidiary, of all regular and periodic reports and all registration statements and prospectuses, if any, filed by the Issuer or any of its Subsidiaries with any securities exchange or with the Commission or any governmental authority succeeding to any of its functions, and of all press releases and other written statements made available generally by the Issuer or any Subsidiary to the public concerning material developments in the business of the Issuer and its Subsidiaries;

          (d) within thirty (30) days after the last day of each fiscal year, a certificate signed by the Issuer's Chief Financial Officer certifying that the Issuer is in compliance in all material respects with the terms and conditions of the Securities;

          (e) all information provided in writing to the members of the Board of Directors of the Issuer other than immaterial information which is provided to only a portion of the Board of Directors; and

          (f) from time to time such additional information regarding the financial position, operations or business of the Issuer and its Subsidiaries as the Agent may reasonably request.

          If the Issuer determines that it has become a passive foreign investment company ("PFIC"), within the meaning of Section 1296 of the Internal Revenue Code of 1986, as amended (the "Code"), within two months after the end of each year it will supply the PFIC annual information statement necessary for holders of Series A Preference Shares or Common Shares to make the qualified election under Section 1295 of the Code for each year to PGI at the end of such year. The Agent shall also be entitled to receive notice of and to attend in person any equity analysts meetings at which the Issuer or any of its Subsidiaries will be presenting information on its business or financial affairs. The Issuer shall pay the reasonable out-of-pocket expenses of the Preferred Director incurred in observing or attending Board meetings and the Agent incurred in attending such equity analyst meetings.

          SECTION 4.2. Prohibited Issuance of Additional Series A Preference Shares. As long as any Series A Preference Shares remain outstanding, the Issuer shall not issue any additional Series A Preference Shares.

          SECTION 4.3. Director Nomination. At the time that no Series A Preference Shares remain outstanding, the Issuer agrees to (x) nominate for election as a director at annual meetings for election of directors a person chosen by the holders of a majority of the Series A Common Shares then held by the parties hereto, other than the Issuer, (y) include such person on the slate of directors proposed by the Issuer for election at such meetings and (z) appoint such person as a director until the annual meeting next to occur; provided that the rights under this Section 4.3 shall expire at the time the parties hereto, other than the Issuer, hold fewer than 5% of the aggregate Series A Common Shares.

          SECTION 4.4. Indemnity. (a) If any Holder or Specified Member of such Holder incurs any Canadian Taxes (whether such Taxes are to be paid directly by such Holder or Specified Member, are to be paid by the Issuer, are to be withheld or deducted by the Issuer from an amount payable or in respect of the value of any property deliverable to such Holder or Specified Member, or are to be otherwise incurred, and whether or not such Canadian Taxes are correctly or validly assessed), in relation to the Series A Preference Shares held or previously held by such Holder (including, without limitation, any Canadian Taxes, howsoever levied or collected, as contemplated above, incurred as a result of or in relation to the issuance, ownership, possession, sale, conversion, redemption, or cancellation of such Series A Preference Shares, the receipt of investment return on or return of capital of such Series A Preference Shares, the receipt, crediting, accrual or payment of a deemed or actual dividend on such Series A Preference Shares or of interest with respect to any amount owed pursuant to the terms of such Series A Preference Shares, or the winding-up, liquidation, merger, consolidation, sale of assets or reincorporation of the Issuer), other than Canadian Taxes incurred by such Holder or Specified Member, as the case may be, to the extent that such Person was resident in Canada for purposes of Canadian federal income tax law, or was carrying on business in Canada in respect of the Series A Preference Shares, at the time of the event giving rise to the Canadian Taxes (Canadian Taxes satisfying the aforementioned conditions being hereinafter referred to as "Covered Taxes"), the Issuer shall indemnify and hold the Holder or Specified Member harmless with respect to such Covered Taxes and shall pay to such Holder or Specified Member, as the case may be, an amount (an "Additional Amount") hereunder which, after subtraction of all Taxes that have been or are expected to be incurred by such Holder or any Specified Member of such Holder in connection with the receipt or accrual of such Additional Amount (whether such Taxes are to be paid directly by such Holder or any such Specified Member, are to be paid by the Issuer, are to be withheld or deducted by the Issuer from an amount payable or in respect of the value of any property deliverable to such Holder or Specified Member, or are otherwise incurred), shall be equal to the amount of the Covered Taxes incurred by such Holder or Specified Member. For purposes of this Section 4.4, any reference to Taxes (or Canadian Taxes) being incurred by a particular Person shall be deemed to include, without limitation, circumstances where such Taxes are imposed upon such Person or where such Person directly or indirectly sustains any cost, loss or liability for or in respect of such Taxes.

          (b) Where the Issuer is required to withhold or deduct any Canadian Taxes from an amount paid or payable, or in respect of the value of any property delivered or deliverable, to a Holder or a Specified Member in respect of the Series A Preference Shares (and does so withhold or deduct such Canadian Taxes), the Issuer shall (i) promptly notify the applicable Holder or Specified Member of such requirement, (ii) pay the amount so required to be deducted or withheld to the applicable taxing authority on a timely basis, (iii) furnish promptly to the Holder or Specified Member in respect of which such deduction or withholding is made all available official receipts and such other documentation requested by such Holder or Specified Member evidencing the payment to the relevant taxing authority, and (iv) immediately pay to the Holder or Specified Member the Additional Amount required by paragraph (a) with respect to the Canadian Taxes so deducted or withheld.

          (c) The Issuer shall make any payment required by paragraph (a) of this Section 4.4 (other than any payment which must be made immediately pursuant to item (iv) of paragraph (b)) within 30 calendar days from the date the relevant Holder or Specified Member makes written demand therefor, setting forth in reasonable detail a description of the Taxes that give rise to such demand, which demand shall be conclusive as to the amount that must be paid to the Holder or Specified Member whether or not the Taxes that give rise to such demand were correctly or validly assessed.

          (d) To the extent that the Issuer is prohibited from paying any Additional Amount in cash, a Holder or a Specified Member, as the case may be, may elect to have the Issuer, within the time periods specified in paragraphs
(b) and (c), issue to the Holder or Specified Member, as the case may be, a number of Common Shares equal to such Additional Amount which is prohibited from being paid in cash divided by the product of the Fair Market Value of a Common Share on the date such shares are issued and 95%. In the event and to the extent that the Company is prohibited from paying any such Additional Amount in cash due to restrictions contained in instruments of indebtedness to which it is a party ("Debt Instruments") and in the event and to the extent the person to whom such amount is owed does not exercise the option to receive such amount in Common Shares as set forth above, then, the following shall apply (but only to the Additional Amounts or portions thereof which were not so paid in cash or by way of the issuance of Common Shares):

          (A) The Company shall have a continuing obligation to, as soon as possible, pay such amount (or portions, thereof as permitted by the Debt Instruments from time to time) in cash, provided that the Company shall only be obligated to satisfy such obligation to the extent it is not prohibited from doing so under the terms of its Debt Instruments; and

          (B) The person to whom such amount is owed shall have the right, at any time, and from time to time, at such person's option, to require the Company to pay such amount by issuing to such person a number of fully- paid and non-assessable Common Shares equal to such amount or any portion thereof divided by the product of the Fair Market Value (as defined in the Amendment to Articles) of a Common Share at the time it is issued and 95%.

          (e) To the extent that the Issuer wishes to contest any Holder's or any Specified Member of such Holder's liability to any taxing authority for any Covered Taxes, the Holder shall make reasonable efforts, at the sole expense of the Issuer, to provide information relevant to such contest to the Issuer, it being understood that neither such Holder, nor any of its Specified Members, shall be under any obligation to contest or be a party to the contesting of its liability for any Covered Taxes or to assume any financial or other cost, risk, or liability with respect to the contesting of such Covered

Taxes by the Issuer. Provided the Issuer has satisfied its indemnity obligation under this Section 4.4 in full, any Covered Taxes recovered from a Canadian Taxing Authority, pursuant to a contest thereof by the Issuer, shall be the property of and shall be paid to the Issuer.

          (f) Notwithstanding paragraph (e), in no event shall any Holder or Specified Member be required to submit any of its tax returns or any part thereof to the Issuer or any other Person or to prepare its tax returns other than as such Holder or Specified Member in its sole discretion shall determine. Nothing herein shall require any Holder or Specified Member to disclose to the Issuer any information regarding its tax affairs or tax computations, or to arrange its tax affairs so as to take advantage of any deductions, tax credits, or other relief that may be available.

          (g) The indemnity provided in this Section 4.4 shall apply to every Holder and to every Person who is, at any time, a Specified Member of such a Holder, as well as to any subsequent Holder or Specified Member thereof. The application of the indemnity provided in this Section 4.4 to subsequent Holders and Specified Members thereof shall in no way diminish the rights and benefits of the initial Holders and Specified Members of such initial holders.

          (h) The right of any Person to receive payments pursuant to this
Section 4.4 shall survive the sale, exchange, redemption, conversion or other disposition of any Series A Preference Shares.

          (i) Each Holder has the right to enforce the provisions hereof with respect to, or for the benefit of, any of its Specified Members or with respect to Additional Amounts due in respect of, or to, such Specified Members, irrespective of whether such Specified Members would have the right to enforce the provisions hereof under applicable law.

          "Taxes" means all domestic and foreign federal, provincial, state, municipal, territorial or other taxes, imposts, duties, rates, deductions, levies, assessments, fees, charges, dues or withholdings of any nature lawfully levied, assessed or imposed, including, without limitation, all income, capital gains, sales and use, property, capital, value added, stamp, registration, documentation and withholding taxes, and all excise taxes, customs and import duties, together with all interest, fines, penalties and expenses with respect thereto.

          "Canadian Taxes" means any Taxes levied, assessed or imposed by a Canadian Taxing Authority; but does not include (i) any Taxes imposed by a Canadian Taxing Authority solely under Paragraph 2(3)(c) and 115(1)(b) of the Income Tax Act (Canada) on any "capital gain", as defined in such Act, realized by, and taxed as such to, a Holder or a Specified Member upon the sale to a Person other than the Issuer of

Series A Preference Shares and (ii) any corporate level Taxes imposed by a Canadian Taxing Authority on, and for which the sole liability rests with, the Issuer. For greater certainty and notwithstanding (i), Taxes imposed by a Canadian Taxing Authority as a result of the conversion, redemption, or cancellation of the Series A Preference Shares, as a result of the winding-up, liquidation, merger, consolidation, reorganization, recapitalization or reincorporation of the Issuer, or as a result of any other similar transaction or change in capital structure of the Issuer, constitute Canadian Taxes for the purpose of this Agreement.

          "Canadian Taxing Authority" means any Canadian jurisdiction or taxing authority, including, without limitation, the Canadian federal government or the government of any Canadian province or territory.

          "Holder" means, for purposes of this Section 4.4, any holder or former holder of a Series A Preference Share.

          "Specified Member" means any Person who is or was a member of, a quotaholder of, a partner in, or a beneficiary of a Holder, or any person who otherwise holds or held a direct or indirect interest (whether through one or more intermediary Persons) in a Holder or in the Series A Preference Shares of a Holder.


                                   ARTICLE V

                                 MISCELLANEOUS

          SECTION 5.1. Headings. The headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

          SECTION 5.2. No Inconsistent Agreements. The Issuer will not hereafter enter into any agreement with respect to its securities which is inconsistent with, or otherwise grant registration rights superior to, the rights granted to the Holders under this Agreement. Except as disclosed on Schedule 3.04(h) of the Securities Purchase Agreement, each of the Issuer and the Holders represents that it is not and agrees that it will not become a party to any other agreement relating to the voting or transfer of Voting Securities, or the management of the Issuer, or granting any registration rights to any Person with respect to any of the Issuer's equity securities. The Issuer agrees that it will not amend or modify the foregoing Agreements, or any "registration rights" agreement it is currently party to, in any way that would be material and adverse to the Holders without the prior consent of the Holders.

          SECTION 5.3. Frustration of Purpose. Neither the Issuer nor any Holder may do directly or indirectly that which is prohibited by this Agreement.

          SECTION 5.4. Entire Agreement. This Agreement, the Securities Purchase Agreement, the Series A Preference Shares and the Articles constitute the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein, and there are no restrictions, promises, representations, warranties, covenants, or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein or therein. This Agreement and such other agreements and instruments supersede all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

          SECTION 5.5. Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another party hereto shall be in writing (including telex, telecopier or similar writing) and shall be given to such party at its address, telex or telecopier number set forth on its signature page or to such other address as the party to whom notice is to be given may provide in a written notice to the party giving such notice, a copy of which written notice shall be on file with the Secretary of the Issuer. Each such notice, request or other communication shall be effective (i) if given by telex or telecopy, when such telex or telecopy is transmitted to the telex or telecopy number specified in its signature page and the appropriate answerback or confirmation, as the case may be, is received, (ii) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid addressed as aforesaid or (iii) if given by any other means, when delivered at the address specified in this Section 5.5.

          SECTION 5.6. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 5.7. Severability. The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

          SECTION 5.8. Termination. This Agreement shall terminate and be of no further force or effect with respect to each Holder when such Holder no longer owns any Equity Securities (except as to matters preceding the Holder's disposition of Equity Securities); provided that the provisions of Sections 3.6, 3.7, 3.8, 3.9, 3.10, 4.4, 5.1, 5.3 through 5.13 and 5.15 shall survive any such termination.

          SECTION 5.9. Successors, Assigns, Transferees. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto, the

Holders and Specified Members described in Section 4.4 and their respective heirs, successors and permitted assigns. Neither this Agreement nor any provision hereof shall be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, such Persons described in
Section 4.4 and their respective successors and permitted assigns, except that the Holders and Specified Members referred to in Section 4.4 shall be third party beneficiaries of the rights set forth in Section 4.4 and shall be entitled to enforce the provisions thereof.

          SECTION 5.10. Amendments; Waivers. (a) No failure or delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          (b) Neither this Agreement nor any term or provision hereof may be amended or waived except by an instrument in writing signed, in the case of an amendment, by the parties thereto or, in the case of a waiver, by the party against whom the enforcement of such waiver is sought.

          SECTION 5.11. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto, or by the Agent on behalf of any of the Purchaser, and the closings under the Securities Purchase Agreement shall have occurred (the "Effective Date").

          SECTION 5.12. Recapitalization, etc. If any capital shares or other securities are issued in respect of, or in exchange or substitution for, any Equity Securities by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to shareholders or combination of the Common Shares or any other change in capital structure of the Issuer, appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

          SECTION 5.13. Remedies. The parties hereby acknowledge that money damages would not be adequate compensation for the damages that a party would suffer by reason of a failure of any other party to perform any of the obligations under this Agreement. Therefore, each party hereto agrees that specific performance is the only appropriate remedy under this Agreement and hereby waives the claim or defense that any other party has an adequate remedy at law.

          SECTION 5.14. Certain Transactions. The Issuer agrees that it will not merge or consolidate with any other Person or sell, assign, transfer, lease or convey all or substantially all of its assets to any Person, unless and until the Issuer has delivered to the Holders of Series A Preference Shares an opinion of counsel in form and substance satisfactory to the Holders of a majority of such shares stating that the Holders of the Series A Preference Shares (and each of their respective Specified Members) will not recognize income, gain or loss for US federal income tax purposes as a result of such merger, consolidation or sale, assignment, transfer, lease or conveyance of assets and will be subject to US federal income tax on the same amount and in the same manner and at the same times as would have been the case if any of such merger, consolidation or sale, assignment, transfer, lease or conveyance of assets had not occurred.

          SECTION 5.15. Consent to Jurisdiction. Each Holder and the Issuer irrevocably submit to the exclusive jurisdiction of any United States Federal Court sitting in the Borough of Manhattan, the City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Securities Purchase Agreement, the Series A Preference Shares or the Series A Common Shares. Each of the Holders hereby irrevocably appoints the Person listed in Exhibit B hereto and the Issuer hereby irrevocably appoints GST USA, Inc. as its authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and represents and warrants that such agent has accepted such appointment. Each Holder and the Issuer consents to process being served in any such suit, action or proceeding by serving a copy thereof upon its agent for service of process referred to above, provided that to the extent lawful and possible, written notice of such service shall also be mailed to such Holder and the Issuer. Each Holder and the Issuer agrees that such service shall be deemed in every respect effective service of process upon such Holder and the Issuer in any such suit, action or proceeding and shall be taken and held to be valid personal service upon and personal delivery to such Holder and the Issuer. Nothing in this paragraph shall affect or limit any right to serve process in any manner permitted by law or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



                               GST TELECOMMUNICATIONS, INC.

                               By__________________________________________
                               Name:
                               Title:

                               By__________________________________________
                               Name:
                               Title:

                               Address:     4317 N.E. Thurston Way
                                            Vancouver, Washington 98662
                               Telephone:   (360) 254-4700
                               Telecopier:  (360) 944-4578


                               OCEAN HORIZON SRL

                               By__________________________________________
                               Name:    Hafiz Khan
                               Title:   Manager

                               Address:     P.O. Box 261
                                            Bay Street
                                            Bridgetown, Barbados
                               Telephone:   (246) 430-3800
                               Telecopier:  (246) 435-2079


                                 Page 16 of __

FORM 3
                                                                                                -------------------------------
                                        U.S. SECURITIES AND EXCHANGE COMMISSION                 OMB Number:           3235-0104
                                                 Washington, D.C. 20549                         Expires:     September 30 ,1998
                                                                                                Estimated average burden
                                                                                                hours per response..........0.5
                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          -------------------------------


         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                        Company Act of 1935 or Section 30(f) of the Investment
                        Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Morgan Stanley Dean Witter & Co.
(see attachment for additional Reporting Person)
--------------------------------------------------------------------------------
     (Last)                   (First)                  (Middle)


1585 Broadway
--------------------------------------------------------------------------------
                                   (Street)


New York                                          NY             10036
--------------------------------------------------------------------------------
(City)                                          (State)          (Zip)
------------------------------------------------------------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

     12/30/99
------------------------------------------------------------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


------------------------------------------------------------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

     GST Telecommunications, Inc.; GSTX
------------------------------------------------------------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer
           (Check all applicable)

     ___ Director                  _X_ 10% Owner

     ___ Officer (give title)      ___ Other (specify below)

               ------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
6. If Amendment Date of Original (Month/Day/Year)

     NA
------------------------------------------------------------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

     ___ Form filed by One Reporting Person

     _X_ Form filed by More than One Reporting Person
====================================================================================================================================


                                   Table I -- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                    2. Amount of Securities            3. Ownership             4. Nature of Indirect
   (Instr. 4)                              Beneficially Owned                 Form: Direct             Beneficial Ownership
                                           (Instr. 4)                         (D) or Indirect          (Instr. 5)
                                                                              (I) (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                  SEC 1473 (7-96)


                                                                   Page 1 of 3

FORM 3 (continued)

       Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security         2. Date Exercisable                3. Title and Amount of Securities
   (Instr. 4)                              and Expiration Date                Underlying Derivative
                                           (Month/Day/Year)                   Securities (Instr. 4)
                                        -----------------------            ---------------------------------
                                        Date         Expiration            Title               Amount or
                                        Exercisable  Date                                      Number of
                                                                                               Shares
-----------------------------------------------------------------------------------------------------------------------------------
Series A Preference Shares,             2/28/00      5/31/00               Common Shares,      6,213,225
without par value                                                          without par value

===================================================================================================================================
4. Conversion or Exercise Price         5. Ownership Form of Derivative         6. Nature of Indirect Beneficial
   of Derivative Security                  Security:  Direct (D) or                Ownership (Instr. 5)
                                           Indirect (I) (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
12,426.45 Common Shares per                            I                           By Ocean Horizon SRL
one Series A Preference Share

===================================================================================================================================

Explanation of Responses:

Each of Morgan Stanley Dean Witter & Co. and PG Investors II, Inc. may be deemed to indirectly own through Ocean Horizon SRL Series A Preference Shares, without par value, which may be converted on or after February 28, 2000 but prior to May 31, 2000 into 6,213,225 Common Shares, without par value.

**Intentioanl misstatements or omossions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


----------------------------------      --------------------
  *Signature of Reporting Person                 Date

                                                                         Page 2
                                                                SEC 1473 (7-96)

                                        ADDITIONAL REPORTING PERSON


1.  Name of the Designated Filer:                                   Morgan Stanley Dean Witter & Co.

2.  Date of Event Requiring Statement (Month/Day/Year):             12/30/99

3.  Issuer Name and Ticker or Trading Symbol:                       GST Telecommunications, Inc.; GSTX

4.  Name and Address of Additional Reporting Person:

                                                                    PG Investors II, Inc.
                                                                    c/o Morgan Stanley Dean Witter & Co.
                                                                    1585 Broadway
                                                                    New York, NY 10036


                                                                    -----------------------------------         ----------------
                                                                    **Signature of Reporting Person             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C.
   1001 and 15 U.S.C. 78ff(a).

FORM 3
                                                                                                -------------------------------
                                        U.S. SECURITIES AND EXCHANGE COMMISSION                 OMB Number:           3235-0104
                                                 Washington, D.C. 20549                         Expires:     September 30 ,1998
                                                                                                Estimated average burden
                                                                                                hours per response..........0.5
                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          -------------------------------

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                        Company Act of 1935 or Section 30(f) of the Investment
                        Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Princes Gate Investors II, L.P.
--------------------------------------------------------------------------------
     (Last)                   (First)                  (Middle)


c/o Morgan Stanley Dean Witter & Co.
1585 Broadway
--------------------------------------------------------------------------------
                                   (Street)


New York                                          NY             10036
--------------------------------------------------------------------------------
(City)                                          (State)          (Zip)
------------------------------------------------------------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

     12/30/99
------------------------------------------------------------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


------------------------------------------------------------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

     GST Telecommunications, Inc.; GSTX
------------------------------------------------------------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer
           (Check all applicable)

     ___ Director                  _X_ 10% Owner

     ___ Officer (give title)      ___ Other (specify below)

               ------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
6. If Amendment Date of Original (Month/Day/Year)

     NA
------------------------------------------------------------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

     _X_ Form filed by One Reporting Person

     ___ Form filed by More than One Reporting Person
====================================================================================================================================


                                   Table I -- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                    2. Amount of Securities            3. Ownership             4. Nature of Indirect
   (Instr. 4)                              Beneficially Owned                 Form: Direct             Beneficial Ownership
                                           (Instr. 4)                         (D) or Indirect          (Instr. 5)
                                                                              (I) (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                  SEC 1473 (7-96)


                                                                   Page 1 of 3






FORM 3 (continued)

       Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security         2. Date Exercisable                3. Title and Amount of Securities
   (Instr. 4)                              and Expiration Date                Underlying Derivative
                                           (Month/Day/Year)                   Securities (Instr. 4)
                                        -----------------------            ---------------------------------
                                        Date         Expiration            Title               Amount or
                                        Exercisable  Date                                      Number of
                                                                                               Shares
-----------------------------------------------------------------------------------------------------------------------------------
Series A Preference Shares,             2/28/00      5/31/00               Common Shares,      4,891,422
without par value                                                          without par value

===================================================================================================================================
4. Conversion or Exercise Price         5. Ownership Form of Derivative         6. Nature of Indirect Beneficial
   of Derivative Security                  Security:  Direct (D) or                Ownership (Instr. 5)
                                           Indirect (I) (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
12,426.45 Common Shares per                            I                           By Ocean Horizon SRL
one Series A Preference Share

===================================================================================================================================

Explanation of Responses:

Princes Gate Investors II, L.P. may be deemed to indirectly own through Ocean Horizon SRL Series A Preference Sharse, without par value, which may be converted on or after February 28, 2000 but prior to May 31, 2000 into 4,891,422 Common Shares, without par value.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


----------------------------------      --------------------
  *Signature of Reporting Person                 Date

                                                                         Page 2
                                                                SEC 1473 (7-96)

                                   Page 2 of 2